[LETTERHEAD OF RS INVESTMENT MANAGEMENT CO. LLC]

August 26, 2010

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

Attn: Mr. James O’Connor

100 F Street, NE

Washington, DC 20549

Re:    RS Investment Trust (the “Trust”) (Registration Nos. 033-16439 and 811-05159)

Dear Mr. O’Connor:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Trust hereby requests acceleration of the effective date for Post-Effective Amendment No. 82 to its Registration Statement under the Securities Act of 1933, as amended (the “Securities Act”) on Form N-1A, so that it will become effective on Thursday, August 26, 2010.

Please be advised that the Trust is aware of its responsibilities under the Securities Act as it relates to the proposed public offering of the securities specified in the Registration Statement referred to above.

Very truly yours,

RS INVESTMENT TRUST

By:	/S/ TERRY R. OTTON
Name:	Terry R. Otton
Title:	President

[LETTERHEAD OF GUARDIAN INVESTOR SERVICES LLC]

August 26, 2010

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

Attn: Mr. James O’Connor

100 F Street, NE

Washington, DC 20549

Re:    RS Investment Trust (the “Trust”) (Registration Nos. 033-16439 and 811-05159)

Dear Mr. O’Connor:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Guardian Investor Services LLC, the Trust’s principal underwriter (“GIS”), hereby requests acceleration of the effective date for Post-Effective Amendment No. 82 to its Registration Statement under the Securities Act of 1933, as amended (the “Securities Act”), on Form N-1A, so that it will become effective on Thursday, August 26, 2010.

Please be advised that GIS is aware of its responsibilities under the Securities Act as it relates to the proposed public offering of the securities specified in the Registration Statement referred to above.

Very truly yours,

GUARDIAN INVESTOR SERVICES LLC

By:	/S/ JOHN H. WALTER
Name:	John H. Walter
Title:	Senior Vice President & Controller